December 19,
2024

Thomas J. Bell
Chief Financial Officer and Treasurer
Byline Bancorp, Inc.
180 North LaSalle Street
Suite 300
Chicago, IL 60601

       Re: Byline Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38139
Dear Thomas J. Bell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34

1. We note that commercial real estate loans totaled $2.3 billion, or 65.0%, of real estate loans and 34.7% of the total loan and lease portfolio at December 31, 2023. In addition, your disclosure on page 6 discusses that your CRE portfolio is broadly diversified by geography and property type including loans secured by multifamily, industrial, retail, and office properties. Please revise your disclosures, in future filings, to provide disaggregation and quantification of the composition of your CRE loan portfolio by geography, property type and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.). For example, your disclosure should include details similar to those provided on slides 15 and 16 of
       Exhibit 99.2 of your Third Quarter of 2024 earnings presentation.
2. In addition, please revise your future filings to discuss any changes in the loan composition from period to period and how those changes correspond to risk
 December 19, 2024
Page 2

       management and other strategic focuses implemented by management during the period. For example, include discussion of any changes to underwriting standards, areas of focus or other factors that may have caused an increase or decrease to a loan category (e.g., office, multi-family, etc.).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance